EXHIBIT 99.1

TD Bank Group Announces New Global Head of Financial Crime Risk Management

TORONTO, JAN. 23, 2025 /CNW/ - TD Bank Group (“TD” or the “Bank”) (TSX: TD) today announced that Jacqueline (Jackie) Sanjuas has been appointed Global Head of Financial Crime Risk Management. She will also continue serving as U.S. Bank Secrecy Act (BSA) Officer. Ms. Sanjuas will report jointly to the Group Head and Chief Risk Officer, TD Bank Group, and the U.S. Chief Risk Officer. She succeeds Herb Mazariegos, Senior Vice President, Financial Crime Risk Management, TD Bank Group, who will be leaving the Bank. Mr. Mazariegos will support a smooth transition.

Ms. Sanjuas joined TD in January 2024. She has more than 20 years of experience in compliance and risk management and previously served as Head of U.S. Financial Crimes, BSA and Chief Compliance Officer at a large U.S. bank. In the past year, Ms. Sanjuas has driven critical change and enhancements to the Bank’s U.S. anti-money laundering (AML) program.

In addition, Stephen Joyce, Vice President, Financial Crime Risk Management, Transformation Delivery and Enablement, will take on the role of Interim Head of Financial Crime Risk Management for TD’s Canadian and International operations (non-U.S.). He will report to Ms. Sanjuas. These changes are effective today.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by assets and serves over 27.9 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America’s Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among the world’s leading online financial services firms, with more than 17 million active online and mobile customers. TD had $2.06 trillion in assets on October 31, 2024. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For further information: Elizabeth Goldenshtein, Senior Manager, Corporate Communications, TD Bank Group, 416-994-4124, Elizabeth.goldenshtein@td.com